Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA  94304-1114  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

January 9, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:                                         John Reynolds

Assistant Director

RE:                           Invitae Corporation

Registration Statement on Form S-1
Filed on January 9, 2015

CIK No. 0001501134

Dear Mr. Reynolds:

Invitae Corporation (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated December 22, 2014.  The number of the response and the heading set forth below correspond to the numbered comment and heading in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of the registration statement on Form S-1 (the “Registration Statement”) as filed with the Commission on January 9, 2015, marked against Confidential Draft Submission Number 2 of the Registration Statement as confidentially submitted to the Commission on December 11, 2014.  If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies.  All page number references contained in the Registrant’s responses below correspond to the page numbers in the Registration Statement.

General

1.              We note in your response to comment 4 that you derive the estimation of the U.S. market for hereditary cancer tests from the annualized revenue of a single competitor. Please disclose in the filing the source and basis for the $650 million estimate.

www.pillsburylaw.com

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 139 as requested.

* * *

The Registrant acknowledges the following:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (650) 233-4670.  You may also direct any further comments via electronic mail to the attention of Lee Bendekgey (lee.bendekgey@invitae.com) and to the undersigned (gabriella.lombardi@pillsburylaw.com).

Very truly yours,

/s/ Gabriella A. Lombardi
Gabriella A. Lombardi

cc:                                Randal W. Scott, Ph.D., Chief Executive Officer

Lee Bendekgey, Chief Financial Officer and General Counsel

Mike Hird

Patty M. DeGaetano